Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[Excerpts from the transcript of AmSurg Corp.’s Earnings Call for the Quarterly Period ended September 30, 2016, held on November 1, 2016 at 5 p.m. ET]

Chris Holden, President and CEO of AmSurg

Thank you, Claire. Let me begin by saying that we are pleased to report that we are making great progress towards our transformational merger with Envision Healthcare. We have received the required regulatory approvals, including those from the Federal Trade Commission and the Securities and Exchange Commission. The special meeting of our shareholders is now scheduled for November 28. And we do expect to close the merger by the end of 2016.

Over the past month, you may have noticed that we announced our new board, and also our C-suite executive team. We continue to refine our integration plan with the goal of blending the best talent and best practices from both organizations, and solidifying our pathway to the $35 million in cost synergies planned for 2017. The process has been collaborative and collegial since we began, and there is a remarkable positive enthusiasm and a culture of high energy which is fueling what’s an extraordinary amount of work that’s going on behind the scenes as we prepare to launch our new organization.

Our team recognizes that this merger creates a highly differentiated healthcare services company, offering a unique and important combination of solutions, including outsourced physician services, ambulatory surgery, post-acute care, and medical transportation, with a mission to help build high-performing networks by focusing on service excellence, scale and enhanced coordination of care, and with a vision of becoming the most trusted partner to our health system, payor, community and physician customers and colleagues. We are very excited about our positioning and our future prospects.

***

Claire Gulmi, Executive Vice President and CFO of AmSurg

Transaction costs increased to $16.9 million, related primarily to the Envision merger.

***

Tidima Aweke, BofA Merrill Lynch – Analyst

…I just had a couple of questions. The first is we’re hoping you can give us your thoughts on the EVHC deal given what they reported today, how you guys feel about the outlook of the combined company?

Chris Holden, President and CEO of AmSurg

If I understand — I’m going to repeat the question. Based on their call today, how do we feel about the outlook for — what period did you ask?

Tidima Aweke, BofA Merrill Lynch – Analyst

Just how do you feel about the outlook for the combined company?

Chris Holden, President and CEO of AmSurg

I think it was in line with our expectations. I think we’re tracking in line with the model that we built as part of due diligence and contemplating the transaction. So, really, the results for the quarter were in line with our expectations.

***

Steve Jacey, Goldman Sachs - Analyst

…You had mentioned something about kind of some pressure on the labor side. Did you – was that referring to the physician service segment or the ASC side, and then, depending on that, is it wage inflation that you are seeing or pockets of shortages or more contract labor, I guess locum tenens? Any detail there?

Claire Gulmi, Executive Vice President and CFO of AmSurg

I’m going to answer it first and then I’m going to turn it over to Bob. It’s in the Physician Services side, and it’s something that we felt all year, in all three quarters of the year, but I’ll let Bob address where it’s coming from.

Robert Coward, President of Sheridan Healthcare

Yes, I think you are seeing some wage inflation, particularly in the roster of allied health providers. Those still are in certain core markets, and I think is reflective of trends we have historically seen when we see strong volumes in an improving economy, that you can see some upward wage pressure in our allied health providers that work alongside our physicians.

Steve Jacey, Goldman Sachs - Analyst

…And just kind of in that same vein, I know you’re in the early innings of the integration planning still, but as you look at like the compensation models between EVHC clinicians and Sheridan clinicians, any kind of early takeaways there or any — ? That’s been kind of an issue for other mergers between physician service companies, so I just wanted to see if anything’s coming out there in your early innings so far.

Robert Coward, President of Sheridan Healthcare

I think both companies — I think both companies have compensation models that run the gamut with quite a bit of variation based on what is unique to a market, what is unique to a state in the specialty. So, I don’t anticipate there’s going to be any complexity to consolidating the two physician services pieces of the enterprise as it relates to compensation. I think we are pretty well aligned and, like I said, have a lot of variability in our models based on what’s relevant and appropriate for the markets we serve.

Steve Jacey, Goldman Sachs - Analyst

Great. Thanks very much.

Chris Holden, President and CEO of AmSurg

I’ll also add that we have gone through a substantial amount of work since we announced the merger to test our assumptions on harmonizing compensation between the two organizations, and I think we are confident that we properly sized that as we built the model. So, there haven’t been any surprises there.

***

Bryan Ross, Jefferies LLC – Analyst

…And then one on MACRA. I guess since the final rule is finally out now, could you provide a little more color on the investments you’ve made surrounding integrated care models and other investments you’ve made for the implementation of MACRA?

Chris Holden, President and CEO of AmSurg

We are actually sort of saving that for our rollout of the combined entity because we feel like that’s part of the differentiation of the organization. Without getting into too much detail, both organizations are making a significant investment to be prepared and to be able to take advantage of the scale of the organization to service really the array of clinical service lines that we offer. And it is a key part of the strategy.

Bryan Ross, Jefferies LLC – Analyst

…On the long-term growth outlook for ASCs, I guess kind of what are you targeting there? And would that really result from a specific case type, or geography I guess? Any color on that would be appreciated.

Chris Holden, President and CEO of AmSurg

We contemplated that as we built the model for the merged entity. We actually dialed down the organic growth rates from what we’ve seen trended over the last two years, recognizing that you had ACA and some other tailwinds in the model there, but we still felt it was a bullish case. And I think, Claire, you can help me with the general growth rates that we baked into the model.

Claire Gulmi, Executive Vice President and CFO of AmSurg

Generally we thought we would be in the 3% range on the ASC space, half volume, half rate.

Chris Holden, President and CEO of AmSurg

More in line really with what we saw this quarter, or close to it.

***

John Ransom, Raymond James & Associates, Inc. – Analyst

I just had a quick question about two pipelines. First of all, have you seen any evidence that the combo is giving you a better pipeline on hospital opportunities? And then secondly, just if you could speak to the M&A pipeline either individually at AMSURG or collectively at the combined companies, any evidence that the combo is fleshing out more opportunities. Thanks.

Chris Holden, President and CEO of AmSurg

First, let me say we’ve been careful not to have those conversations to compare pipelines until we are formally a merged company. But the pipeline on the AMSURG/Sheridan side has remained very robust, a lot of activity in all of the verticals, particularly in emergency, radiology and anesthesia, so no surprises there.

Still, as I’ve said before, John, the probably least concerning to me is whether we would have the ability to deploy our free cash flow as the model contemplates going forward. It’s more of a strategic question on the best and highest use. That’s where we spend our time, on the strategy discussion and formulating our longer-term view on what we want to look like three to five years from now, which is a conversation I plan to immediately lead the board through as we form in Q4 and meet again early in Q1 of 2017.

And then, on the organic side, I would say we have seen activity and growth based on the notion of offering more solutions. Just the nature of this conversation has I think highlighted the shift that’s going on in the market, highlighted some of the pain points that health systems are trying to address and created some visibility to us. And I think we are seeing the early benefits of that.

***

Whit Mayo, Robert W. Baird & Company, Inc. – Analyst

… Claire, I think you said $35 million of cost savings in 2017. I had $25 million in my notes, so just wanted to confirm that $35 million is the year one cost synergy target.

Claire Gulmi, Executive Vice President and CFO of AmSurg

That is the target.

***

Whit Mayo, Robert W. Baird & Company, Inc. – Analyst

Okay. Maybe just one last one that’s around debt financing for Envision. Anything changed around the bank market, the debt — the senior market? Just any thoughts on rates? I just don’t know if there’s been any movement in your internal model.

Claire Gulmi, Executive Vice President and CFO of AmSurg

We had an update today from the banks, and everybody is saying that we’re right in line with where the model is.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders on November 28, 2016 for consideration. On August 4, 2016, AMSURG caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. The SEC declared the Form S-4, as subsequently amended, effective on October 19, 2016. Envision and AMSURG have caused the definitive joint proxy statement/final prospectus to be mailed to their respective shareholders, as required by applicable law. This communication is not a substitute for the definitive joint proxy statement/final prospectus, or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the definitive joint proxy statement/final prospectus delivered to shareholders, and any other relevant documents that are filed with the SEC when they become available, because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the definitive joint proxy statement/final prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.